FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	September	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated September 15, 2004 (“RIM To Announce Second Quarter Results On September 30")

News Release dated September 15, 2004 (“Research In Motion And Polska Telefonia Cyfrowa To Introduce BlackBerry In Poland")

Page No 1 2

Document 1

September 15, 2004

FOR IMMEDIATE RELEASE

RIM TO ANNOUNCE SECOND QUARTER RESULTS ON SEPTEMBER 30

Waterloo, Canada – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) will be reporting results for the second quarter of fiscal 2005 on September 30, 2004 after the close of the market. A conference call and live webcast will be held beginning at 5 pm ET, which can be accessed by dialing 416-640-1907 or by logging on at www.rim.com/investors/events/index.shtml. A replay of the conference call will also be available at approximately 7 pm ET by dialing 416-640-1917 and entering passcode 21041224#. This replay will be available until midnight ET October 15, 2004.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Courtney Flaherty
Brodeur Worldwide for RIM
212.771.3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Document 2

September 15 2004

RESEARCH IN MOTION AND POLSKA TELEFONIA CYFROWA TO INTRODUCE BLACKBERRY IN POLAND

Warsaw, Poland and Waterloo, Canada – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans with Polska Telefonia Cyfrowa, the mobile arm of the Era network, to introduce BlackBerry® in Poland for the first time. Era’s business customers across Poland will be the first to trial the BlackBerry wireless platform. The BlackBerry Enterprise Solution™ is a unique communications solution designed for corporate users who want secure, integrated mobile access to email, personal organizer and other corporate data applications. It comprises advanced BlackBerry Wireless Handhelds™, software and BlackBerry services.

BlackBerry changes the way people do business. BlackBerry’s ‘push’ technology, ‘always-on’ capability and wireless synchronization of email and calendar functions helps mobile business people to maximize the use of time spent in travel or away from their desk.

BlackBerry handhelds feature an integrated phone as well as email, browser, SMS and personal organiser capability (calendar, address book, task list and memo). BlackBerry also supports attachment viewing of popular attachment formats, such as Word, Excel, Power Point, WordPerfect, Adobe PDF and/or text files.

With the BlackBerry Enterprise Solution, users can access their corporate email and calendar from virtually anywhere: while traveling, in the office or at home. Users can automatically receive new email, SMS messages and calendar appointments, and can also set filters to control the emails delivered to their BlackBerry handheld.

  BlackBerry Highlights:
  Secure, mobile access to corporate email
  The ability to receive, read, reply to, forward, file, delete and send messages directly from the BlackBerry wireless handheld, including attachment handling
  Corporate IT policy and management tools that include the remote management of devices and straightforward device and system configuration
  Synchronization of calendar, email, address book, tasks and notes
  Triple DES encryption of data between the corporate servers and the BlackBerry handheld
  Easy-to-use email and SMS features
  International roaming as supported by the carrier
  Measurable improvements in productivity and workflow

Although new to Poland, BlackBerry has been in use in other countries for some years and has become an essential work tool for many law firms, government organizations and other companies that want secure (encrypted), always on, access to their information.

-more-

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts:
Courtney Flaherty
Brodeur Worldwide for RIM
(212) 771-3637
cflaherty@brodeur.com

Al. Jerozolimskie
Polska Telefonia Cyfrowa Sp. z o.o.;
181, 02-222 Warszawa
Centrala - (22) 413 6000
Fax (22) 22 413 69 14
boa@era.pl
www.era.pl

Dzia(3)Komunikacji (PR)
Polska Telefonia Cyfrowa Sp. z o.o.;
Tel. 413 43 00
Fax. 413 61 78
dzialkomunikacji@era.pl

Tilly Quanjer
RIM Europe
44 1784 223987
tquanjer@rim.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	September 15, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller